Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LB PHARMACEUTICALS INC

LB Pharmaceuticals Inc (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

FIRST: The name of the Corporation is LB Pharmaceuticals Inc. The date of filing of the original certificate of incorporation of this corporation with the Secretary of State of the State of Delaware was September 11, 2015. An Amended and Restated Certificate of Incorporation was filed on December 20, 2017, a Second Amended and Restated Certificate of Incorporation was filed on November 16, 2018, a Third Amended and Restated Certificate of Incorporation was filed on April 29, 2022, and a Fourth Amended and Restated Certificate of Incorporation was filed on August 28, 2023 (as amended and restated, the “Restated Certificate”).

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving this Certificate of Amendment to the Restated Certificate, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

THIRD: That the Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, duly adopted resolutions further amending the Restated Certificate as follows:

The following is hereby inserted into Article FOURTH of the Restated Certificate immediately after the first sentence therein:

“Effective at the time this Certificate of Amendment to the Restated Certificate is filed with and accepted by the Secretary of State of the State of Delaware, every 27.88740 shares of Common Stock shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be converted into one share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Corporation. The number of authorized shares of Common Stock of the Corporation shall remain as set forth in this Restated Certificate. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down to the nearest whole share.

All rights, preferences and privileges of Common Stock and each series of Preferred Stock set forth in this Amended and Restated Certificate of Incorporation, including conversion prices and amounts per share, as applicable, shall be appropriately adjusted to give effect to the Stock Split.”

Section 4.2 of Article Fourth is amended and restated to read in its entirety as follows:

“4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the fair market value of a share of Common Stock as determined in good faith by the Board of Directors at the Conversion Time (as defined below). Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of (x) in the event such shares are certificated, the number of shares of Common Stock issuable upon the conversion of Preferred Stock the holder is at the time converting, on a certificate-by-certificate basis, with any fractional shares of Common Stock resulting from the conversion of Preferred Stock represented by a certificate not to be aggregated with any fractional shares of Common Stock resulting from the conversion of

Preferred Stock represented by any other certificate and held by such holder or (y) in the event such shares are uncertificated, the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.”

Section 4.4.2 of Article Fourth is amended and restated to read in its entirety as follows:

“4.4.2 No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price or Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the outstanding shares of Series A Preferred and Series B Preferred, considered together as a single class and on an as-converted to Common Stock basis, agreeing that no such adjustment or partial adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment or partial adjustment in the Series C Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Series C Holders agreeing that no such adjustment or partial adjustment, as specified in such notice from the Requisite Series C Holders, shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.”

FOURTH: This Certificate of Amendment to the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law. This Certificate of Amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law by the stockholders of the Corporation.

FIFTH: This Certificate of Amendment to the Restated Certificate was duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on September 8, 2025.

LB PHARMACEUTICALS INC

By:	/s/ Heather Turner
Name: Heather Turner
Title: Chief Executive Officer